

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2017

E. Chris Kaitson
Vice President
Midcoast Energy Partners, L.P.
1100 Louisiana Street, Suite 3300
Houston, Texas 77002

   Re: **Midcoast Energy Partners, L.P.**
       Schedule 14C
       Filed February 15, 2017
       File No. 001-36175

Dear Mr. Kaitson:

   As of May 2, 2017, we have completed our review of your filings and have no further comments. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             /s/ Lisa M. Kohl for

             Mara L. Ransom
             Assistant Director
             Office of Consumer Products

cc: Jesse P. Myers, Esq.